ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 | A Publicly-Listed Company | NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A.
3rd Quarter 2022 Result

Itaú Unibanco Holding S.A. ("Company") announces to its shareholders and the market at large that the Complete Financial Statements and the Management Discussion and Analysis for the 3rd quarter of 2022 ending September 30, 2022, are already available on the Investor Relations website (www.itau.com.br/investor-relations).

Additionally, we forward the information described below:

- Press Presentation on the quarterly result, scheduled for 11/11/2022 at 8:00 a.m. (EDT) **(Attachment 01)**;
- Presentation of the virtual meeting on the quarterly result, scheduled for Friday, 11/11/2022 at 09:00 a.m. (EDT) **(Attachment 02)**;
- Institutional Presentation of the 3rd quarter of 2022 **(Attachment 03)**.

The expectations and tendencies presented are based on information available up to the moment and involve risks, uncertainties, and assumptions that may be beyond our control.

These information's strengthen our commitment to transparency in our disclosures to the many strategic audiences we have.

São Paulo - SP, November 11, 2022.

Renato Lulia Jacob
Group Head of Investor Relations and Market Intelligence

Attachment 01

(portuguese only)

Itaú

Itaú Unibanco Holding S.A.

teleconferência com a imprensa 3T22

Milton Maluhy Filho
Presidente

Alexsandro Broedel
Chief Financial Officer (CFO)

São Paulo, 11 de novembro de 2022

destaques do trimestre

variação 3T22 vs. 2T22

Indicador		Valor	Variação
resultado recorrente gerencial	Consolidado	R$ 8,1 bilhões	^ 5,2%
	Brasil	R$ 7,4 bilhões	^ 4,8%
ROE recorrente gerencial	Consolidado	21,0%	^ 0,2 p.p.
	Brasil	21,6%	estável
carteira de crédito	Consolidado	R$ 1.111,0 bilhões	^ 2,5%
	Brasil	R$ 900,3 bilhões	^ 2,7%
margem com clientes	Consolidado	R$ 23,4 bilhões	^ 6,4%
	Brasil	R$ 20,6 bilhões	^ 5,5%
NPL > 90 dias	Consolidado	2,8%	^ 0,1 p.p.
	Brasil	3,2%	^ 0,2 p.p.
índices de capital	Nível 1	13,2%	^ 0,6 p.p.
	capital principal CET 1	11,7%	^ 0,6 p.p.

carteira de crédito

em R$ bilhões

	set/22	jun/22	Δ	set/21	Δ
pessoas físicas	**385,0**	**372,4**	**3,4%**	**303,7**	**26,8%**
cartão de crédito	128,8	126,3	1,9%	97,0	32,7%
crédito pessoal	51,5	48,2	6,8%	38,3	34,4%
crédito consignado	72,2	70,6	2,3%	61,2	18,0%
veículos	31,8	32,0	-0,6%	28,1	13,1%
crédito imobiliário	100,7	95,3	5,7%	79,1	27,4%
micro, pequenas e médias empresas	**170,2**	**162,8**	**4,5%**	**146,3**	**16,3%**
grandes empresas [1]	**345,1**	**341,0**	**1,2%**	**295,1**	**17,0%**
total Brasil	**900,3**	**876,2**	**2,7%**	**745,1**	**20,8%**
América Latina	**210,7**	**207,9**	**1,4%**	**217,3**	**-3,0%**
total	**1.111,0**	**1.084,1**	**2,5%**	**962,3**	**15,5%**
total (ex-variação cambial)	**1.111,0**	**1.083,7**	**2,5%**	**932,0**	**19,2%**

(1) Inclui títulos privados.

91% do crescimento do crediário e cheque especial nos segmentos Personnalité e Uniclass

consignado órgão público - carteira

- ↑ 8% set/22 vs. jun/22
- ↑ 77% set/22 vs. set/21

micro, pequenas e médias empresas

- originação de crédito — 3T22 vs. 2T22: ↑ 15,4%

70% da originação do 3T22 em empresas com maior faturamento

margem financeira com clientes

variação da margem financeira com clientes
em R$ bilhões


R$ 1,4 bi (+6,4%)
22,0
(2,1)
19,9
0,2
0,1
0,2
0,1
0,3
20,9
2,5
23,4
2T22
Capital de Giro[1] Próprio e outros 2T22
Operações Sensíveis a Spreads 2T22
volume médio
mix de produtos[2]
maior quantidade de dias corridos
spreads e margem de passivos
América Latina e outros[3]
Operações Sensíveis a Spreads 3T22
Capital de Giro[1] Próprio e outros 3T22
3T22

margem média anualizada consolidado


7,4%
7,7%
7,9%
8,4%
8,6%
5,2%
5,3%
5,1%
5,4%
5,6%
3T21
4T21
1T22
2T22
3T22

margem média anualizada Brasil


8,5%
8,8%
8,9%
9,2%
9,4%
5,9%
6,0%
5,4%
5,8%
6,0%
3T21
4T21
1T22
2T22
3T22

margem com clientes
margem com clientes ajustada ao risco

(1) Inclui o capital alocado às áreas de negócio (exceto tesouraria), além do capital de giro da corporação; (2) Mudança na composição dos ativos com risco de crédito entre períodos no Brasil; (3) América latina e outros considera operações estruturadas do atacado.

qualidade do crédito

NPL 15 - 90 dias - %



2,5% 2,3% 3,0% 1,9% 1,7% 1,9% 2,0% 3,9% 1,7% 1,5% 1,9% 2,0% 2,6%
2,3% 2,3% 2,6% 1,7% 1,9% 1,8% 2,0% 2,5% 1,7% 1,8% 2,1% 2,1% 2,3%
2,2% 2,4% 2,4% 1,7% 2,0% 1,8% 2,0% 1,9% 1,7% 1,8% 2,2% 2,2% 2,2%
Set/19 Dez/19 Mar/20 Jun/20 Set/20 Dez/20 Mar/21 Jun/21 Set/21 Dez/21 Mar/22 Jun/22 Set/22

NPL 90 dias[1] - %



3,4% 3,4% 3,5% 3,2% 2,6% 2,7% 2,7% 2,7% 2,8% 2,8% 2,9% 3,0% 3,25%
2,9% 3,0% 3,1% 2,7% 2,2% 2,3% 2,3% 2,3% 2,6% 2,5% 2,6% 2,7% 2,82%
1,4% 1,9% 2,0% 1,4% 1,2% 1,3% 1,5% 1,4% 2,0% 1,6% 1,6% 1,7% 1,3%
3,29%
2,85%
Brasil
total
América Latina
ex-cessão de créditos
Set/19 Dez/19 Mar/20 Jun/20 Set/20 Dez/20 Mar/21 Jun/21 Set/21 Dez/21 Mar/22 Jun/22 Set/22

Brasil



3,2% 3,1% 3,5% 2,4% 3,0% 2,4% 2,8% 2,6% 2,4% 2,7% 3,1% 3,1% 3,2%
1,4% 1,6% 1,9% 1,0% 1,1% 1,8% 1,6% 1,4% 1,3% 1,2% 1,6% 1,6% 1,5%
0,7% 1,2% 0,7% 0,9% 0,7% 0,6% 0,5% 0,8% 0,2% 0,2% 0,2% 0,1% 0,1%
Set/19 Dez/19 Mar/20 Jun/20 Set/20 Dez/20 Mar/21 Jun/21 Set/21 Dez/21 Mar/22 Jun/22 Set/22

Brasil[1]



4,7% 4,8% 5,1% 5,0% 4,3% 4,2% 3,9% 3,6% 3,6% 3,8% 4,1% 4,4% 4,72%
2,3% 2,3% 2,3% 2,0% 1,4% 1,7% 2,5% 2,6% 2,6% 2,3% 2,3% 2,2% 2,3%
1,4% 0,5% 1,1% 0,7% 0,5% 0,4% 0,4% 0,3% 1,1% 0,5% 0,5% 0,1% 0,1%
4,79%
ex-cessão de créditos
pessoas físicas
micro, pequenas e médias empresas
grandes empresas
Set/19 Dez/19 Mar/20 Jun/20 Set/20 Dez/20 Mar/21 Jun/21 Set/21 Dez/21 Mar/22 Jun/22 Set/22

(1) No terceiro trimestre de 2022, realizamos vendas de créditos que estariam ativos ao final de setembro/22 de pessoas físicas com baixa probabilidade de recuperação no valor de R$ 269 milhões para empresas não ligadas e sem retenção de riscos. Desconsiderando o efeito dessa venda, o índice de inadimplência acima de 90 dias total teria ficado em 2,85% (ao invés de 2,82%), o do Brasil teria sido 3,29% (ao invés de 3,25%) e o de pessoas físicas teria sido 4,79% (ao invés de 4,72%).

despesas não decorrentes de juros

em R$ bilhões	3T22	2T22	Δ	9M22	9M21	Δ
despesas de pessoal	(5,8)	(5,3)	9,5%	(16,4)	(15,2)	8,1%
despesas administrativas e outras [1]	(6,0)	(6,1)	-1,2%	(17,7)	(16,7)	5,9%
total - Brasil	**(11,9)**	**(11,4)**	**3,8%**	**(34,1)**	**(31,9)**	**6,9%**
América Latina (ex-Brasil) [2]	(2,1)	(1,9)	10,4%	(6,0)	(6,0)	0,3%
despesas não decorrentes de juros	**(13,9)**	**(13,3)**	**4,7%**	**(40,1)**	**(37,8)**	**5,9%**

reajuste salarial 2021
10,97%
IPCA[3]
7,2%
IGPM[3]
8,2%
Abono 2022
R$ 80 mi

índice de eficiência


45,5%
48,0%
44,0
41,1%
44,0%
45,4%
42,1%
38,9%
3T19
3T20
3T21
3T22
consolidado
Brasil

variação com destaque para investimentos

9M22 vs. 9M21

em R$ bilhões


Investimentos
Core: (0,3) | +0,9%
(37,8)
6,0
(31,9)
(1,9)
(33,8)
2,1
(2,4)
(34,1)
(6,0)
(40,1)
9M21
América Latina
Brasil 9M21
negócios e tecnologia
Brasil com investimentos
programa eficiência
transacionais e demais
Brasil 9M22
América Latina
9M22

(1) Considera despesas operacionais, despesas de provisão e outras despesas tributárias (Inclui IPTU, IPVA, IOF e outros. Não inclui PIS, COFINS e ISS); (2) Não considera a alocação gerencial de custos indiretos; (3) Acumulado últimos 12 meses.

capital


11,1%
+ 0,6%
- 0,2%
+ 0,1%
11,7%
13,2%
1,6%²
11,7%
capital principal (CET I) - jun/22
lucro líquido do trimestre, dividendos e juros sobre capital próprio
ativos ponderados pelo risco¹
Ajustes prudenciais e patrimoniais
capital principal (CET I) - set/22
índice de capital nível I - set/22
capital principal (CET I)
capital complementar nível I (AT1)

(1) excluindo a variação cambial do período. (2) o capital complementar nível I (AT1) é limitado a 1,5%.

Itaú

Itaú Unibanco Holding S.A.

teleconferência com a imprensa 3T22

Milton Maluhy Filho
Presidente

Alexsandro Broedel
Chief Financial Officer (CFO)

São Paulo, 11 de novembro de 2022

Attachment 02

Itaú

earnings review 3Q22

São Paulo, November 11th, 2022

quarter highlights

3Q22 vs. 2Q22 change

recurring managerial result	Consolidated	R$ 8.1 billion	^ 5.2%
	Brazil	R$ 7.4 billion	^ 4.8%
recurring managerial ROE	Consolidated	21.0%	^ 0.2 p.p.
	Brazil	21.6%	stable
credit portfolio	Consolidated	R$ 1,111.0 billion	^ 2.5%
	Brazil	R$ 900.3 billion	^ 2.7%
margin with clients	Consolidated	R$ 23.4 billion	^ 6.4%
	Brazil	R$ 20.6 billion	^ 5.5%
+90 days NPL	Consolidated	2.8%	^ 0.1 p.p.
	Brazil	3.2%	^ 0.2 p.p.
capital ratios	Tier 1	13.2%	^ 0.6 p.p.
	Common equity Tier 1 - CET 1	11.7%	^ 0.6 p.p.

customer centricity

Robust NPS measurement ecosystem in order to manage and evolve our customers' satisfaction and engagement.

_robust NPS measurement ecosystem

_measurement across all products, channels and segments.

~4MM NPS feedbacks/year

_high volume of feedbacks enables the analysis of multiple variables.

satisfied customers generate more value



Global NPS
+ 18 points
+ 20 points
+ 25 points
Sep-22 vs 2018
2022 vs 2018
2023 vs 2018

NPS

60% **of businesses[1]** at historical highs

25% **of businesses[1]** above the excellence zone (+ 75 points)

[1] Segments, products or channels

credit portfolio

in R$ billion

	Sep-22	Jun-22	Δ	Sep-21	Δ
individuals	**385.0**	**372.4**	**3.4%**	**303.7**	**26.8%**
credit card loans	128.8	126.3	1.9%	97.0	32.7%
personal loans	51.5	48.2	6.8%	38.3	34.4%
payroll loans	72.2	70.6	2.3%	61.2	18.0%
auto loans	31.8	32.0	-0.6%	28.1	13.1%
mortgage	100.7	95.3	5.7%	79.1	27.4%
very small, small and middle market loans	**170.2**	**162.8**	**4.5%**	**146.3**	**16.3%**
corporate loans [1]	**345.1**	**341.0**	**1.2%**	**295.1**	**17.0%**
total Brazil	**900.3**	**876.2**	**2.7%**	**745.1**	**20.8%**
Latin America	**210.7**	**207.9**	**1.4%**	**217.3**	**-3.0%**
total	**1,111.0**	**1,084.1**	**2.5%**	**962.3**	**15.5%**
total (ex-foreign exchange rate variation)	**1,111.0**	**1,083.7**	**2.5%**	**932.0**	**19.2%**

91% of this quarter's growth in consumer loans and overdraft comes from Personnalité and Uniclass segments

payroll loans – public sector portfolio

^ 8% Sep-22 vs. Jun-22

^ 77% Sep-22 vs. Sep-21

very small, small and Middle market loans

- credit origination — 3Q22 vs. 2Q22: ^ 15.4%

70% of new loans in the quarter from larger SMEs

(1) Includes private securities.

financial margin with clients

change in the financial margin with clients
in R$ billion



^ R$ 1.4 bn (+6.4%)
22.0
(2.1)
19.9
0.2
0.1
0.2
0.1
0.3
20.9
2.5
23.4
2Q22
working capital 1 and other 2Q22
spread-sensitive operations 2Q22
average volume
product mix 2
greater number of calendar days
spreads and liabilities margin
Latin America and other 3
spread-sensitive operations 3Q22
working capital 1 and other 3Q22
3Q22

annualized average margin consolidated



7.4%
7.7%
7.9%
8.4%
8.6%
5.2%
5.3%
5.1%
5.4%
5.6%
3Q21
4Q21
1Q22
2Q22
3Q22

annualized average margin Brazil



8.5%
8.8%
8.9%
9.2%
9.4%
5.9%
6.0%
5.4%
5.8%
6.0%
3Q21
4Q21
1Q22
2Q22
3Q22
margin with clients
risk-adjusted financial margin with clients

(1) Includes capital allocated to business areas (except treasury), in addition to the corporation's working capital, (2) Change in the composition of assets with credit risk between periods in Brazil, (3) Others considers structured wholesale operations.

financial margin with the market



Brazil[1]
Latin America[2]
capital index hedge
in R$ billion
1.3
0.7
0.6
2Q20
1.4
1.1
0.3
3Q20
1.6
1.1
0.5
4Q20
2.5
1.5
1.0
1Q21
2.0
1.5
0.5
2Q21
1.9
1.3
0.6
3Q21
1.3
0.6
0.7
4Q21
1.0
1.0
0.5
-0.4
1Q22
0.6
0.7
0.4
-0.5
2Q22
0.5
0.9
0.2
-0.6
3Q22

(1) Includes units abroad ex-Latin America; (2) Excludes Brazil.

comissions, fees and result from insurance

in R$ billion	3Q22	2Q22	Δ	3Q21	Δ
credit and debit cards	**3.9**	**3.6**	**7.9%**	**3.3**	**20.9%**
card issuance	2.9	2.7	8.7%	2.6	14.3%
acquiring	1.0	0.9	5.5%	0.7	45.6%
current account services	**1.8**	**1.9**	**-3.7%**	**1.9**	**-4.5%**
asset management[1]	**1.4**	**1.6**	**-11.8%**	**1.5**	**-7.9%**
advisory services and brokerage	**0.8**	**1.0**	**-16.5%**	**1.0**	**-14.2%**
credit operations and guarantees provided	**0.7**	**0.7**	**-4.7%**	**0.7**	**-4.4%**
collection services	**0.5**	**0.5**	**-0.4%**	**0.5**	**-5.0%**
other	**0.4**	**0.4**	**13.4%**	**0.4**	**14.2%**
Latin America (ex-Brazil)	**0.8**	**0.8**	**3.3%**	**0.8**	**0.4%**
commissions and fees	**10.4**	**10.5**	**-0.8%**	**10.1**	**3.4%**
insurance, pension plans and premium bonds[2]	**1.8**	**1.8**	**4.0%**	**1.5**	**22.8%**
commissions and insurance	**12.3**	**12.3**	**-0.2%**	**11.6**	**5.9%**

(1) Includes fund management fees and "consórcio" management fees; (2) Result from insurance includes the revenues from insurance, pension plan and premium bonds operations net of retained claims and selling expenses; (3) Source: Anbima; (4) Issuance of bonds: green, social, sustainability and sustainability linked bonds; (5) Insurance activities include bancassurance products related to life, property, credit life and third-party policies.

Assets under management - balance

In R$ billion



2,137
300
1,837
Jun-22
2,217
320
1,897
Sep-22
3.7% total
6.6% open platform
3.3% own products

- Performance fees are recognized on cash basis and are concentrated in the 2nd and 4th quarters.

1st place in debt issuance 3Q22 - market share

Origination volume[3]
27%

Distribution volume[3]
33%

ESG issuance[4] volume
31%

insurance[5]
(change vs 3Q21)

recurring result managerial ^ **53.3%**

credit quality

15 - 90 days NPL %



2.5% 3.0% 1.9% 2.0% 3.9% 1.7% 1.5% 1.9% 2.0% 2.6%
2.3% 2.3% 2.6% 1.7% 1.9% 1.8% 2.0% 2.5% 1.7% 1.8% 2.1% 2.1% 2.3%
2.2% 2.4% 2.4% 1.7% 2.0% 1.8% 2.0% 1.9% 1.7% 1.8% 2.2% 2.2% 2.2%
Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22

90 days NPL[1] %



3.4% 3.4% 3.5% 3.2% 2.6% 2.7% 2.7% 2.7% 2.8% 2.8% 2.9% 3.0% 3.25%
2.9% 3.0% 3.1% 2.7% 2.2% 2.3% 2.3% 2.3% 2.6% 2.5% 2.6% 2.7% 2.82%
1.4% 1.9% 2.0% 1.4% 1.2% 1.3% 1.5% 1.4% 2.0% 1.6% 1.6% 1.7% 1.3%
3.29%
2.85%
Brazil
total
Latin America
ex-sale of loans
Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22

Brazil



3.2% 3.1% 3.5% 2.4% 3.0% 2.4% 2.8% 2.6% 2.4% 2.7% 3.1% 3.1% 3.2%
1.4% 1.6% 1.9% 1.0% 1.1% 1.8% 1.6% 1.4% 1.3% 1.2% 1.6% 1.6% 1.5%
0.7% 1.2% 0.7% 0.9% 0.7% 0.6% 0.5% 0.8% 0.2% 0.2% 0.2% 0.1% 0.1%
Sep-19 Dec-19 Mar-20 Jun-20 Set-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22

Brazil[1]



4.7% 4.8% 5.1% 5.0% 4.3% 4.2% 3.9% 3.6% 3.6% 3.8% 4.1% 4.4% 4.72%
2.3% 2.3% 2.3% 2.0% 1.4% 1.7% 2.5% 2.6% 2.6% 2.3% 2.3% 2.2% 2.3%
1.4% 0.5% 1.1% 0.7% 0.5% 0.4% 0.4% 0.3% 1.1% 0.5% 0.5% 0.1% 0.1%
4.79%
ex-sale of loans
individuals
Very small, small and Middle market companies
corporate
Sep-19 Dec-19 Mar-20 Jun-20 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22

(1) In 3Q22 we sold loans from individuals which would be active at the end of September-22 worth R$269 million, with low probability of recovery, to unrelated companies and with no risk retention. Excluding the effects of this sale, the NPL over 90 days would have been 2.85% (instead of 2.82%), the Brazil's ratio would have been 3.29% (instead of 3.25%) and the individuals' ratio would have been 4.79% (instead of 4.72%).

quality and cost of credit

renegotiated portfolio (in R$ billions)



renegotiated portfolio / total portfolio - (%)
4.0%
4.3%
4.1%
3.8%
3.3%
3.2%
3.2%
31.7
36.3
36.9
35.0
33.7
34.3
36.0
Mar-20
Sep-20
Mar-21
Sep-21
Mar-22
Jun-22
Sep-22

+ R$0.9 billion in credit overdue over 90 days

224% NPL +90 coverage

reprofiled portfolio

Individuals, very small and small companies

in R$ billions



53.5
50.8
35.3
31.1
24.1
21.5
Sep-20
Dec-20
Sep-21
Dec-21
Jun-22
Sep-22

39.2% Sep-22 vs. Sep-21

10.8% Sep-22 vs. Jun-22

67% are collateralized

cost of credit[1] (in R$ billions)



annualized cost of credit / portfolio² - (%)
3.3%
2.2%
2.5%
2.7%
2.8%
2.9%
5.8
5.2
6.2
7.0
7.5
8.0
4Q19
3Q21
4Q21
1Q22
2Q22
3Q22

coverage ratio +90 days NPL %)



wholesale Brazil
Latin America
total
retail Brazil
922%
430%
283%
224%
355%
235%
234%
221%
588%
248%
241%
218%
599%
240%
232%
210%
1,125%
223%
218%
195%
1,371%
273%
215%
188%
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22
Sep-22

average coverage ratio retail Brazill Dec-15 to Dec-19

167%

(1) provision for loan losses + recovery of loans + impairment + discounts granted; (2) average loan portfolio balance with financial guarantees provided and corporate securities considers the last two quarters.

non-interest expenses

in R$ billion

	3Q22	2Q22	Δ	9M22	9M21	Δ
personnel	(5.8)	(5.3)	9.5%	(16.4)	(15.2)	8.1%
administrative and other [1]	(6.0)	(6.1)	-1.2%	(17.7)	(16.7)	5.9%
total - Brazil	**(11.9)**	**(11.4)**	**3.8%**	**(34.1)**	**(31.9)**	**6.9%**
Latin America (ex-Brazil) [2]	(2.1)	(1.9)	10.4%	(6.0)	(6.0)	0.3%
non-interest expenses	**(13.9)**	**(13.3)**	**4.7%**	**(40.1)**	**(37.8)**	**5.9%**

Salary readjustment 2021
10.97%
IPCA[3]
7.2%
IGPM[3]
8.2%
one off expense
R$80 mn



efficiency ratio
45.5%
48.0%
44.0
41.1%
44.0%
45.4%
42.1%
38.9%
3Q19
3Q20
3Q21
3Q22
consolidated
Brazil

change, highlighting investments

9M22 vs. 9M21



in R$ billions
Investments
Core: (0.3) | +0.9%
(37.8)
6.0
(31.9)
(1.9)
(33.8)
2.1
(2.4)
(34.1)
(6.0)
(40.1)
9M21
Latin America
9M21 Brazil
business and technology
Brazil with investments
efficiency program
transactional and other
9M22 Brazil
Latin America
9M22

(1) Includes operating expenses, provision expenses and other tax expenses (Includes IPTU, IPVA, IOF and others. Does not include PIS, Cofins and ISS), (2) Does not consider overhead allocation; (3) Trailling 12-month.

capital



11.1%
+ 0.6%
- 0.2%
+ 0.1%
11.7%
13.2%
1.6%²
11.7%
Jun-22 common equity Tier I (CET I)
net income in the quarter, dividends and interest on own capital
risk-weighted assets¹
prudential and equity adjustments
Sep-22 common equity Tier I (CET I)
Sep-22 Tier I capital
common equity Tier I (CET I)
additional Tier I (AT1)

(1) excluding the exchange rate variation of the period. (2) additional Tier I capital (AT1) is limited to 1.5%.

Itaú Unibanco Holding S.A.

earnings review 3Q22

São Paulo, November 11th, 2022

additional information

results

in R$ billion	3Q22	2Q22	Δ	3Q21	Δ	9M22	9M21	Δ
operating revenues	**36.6**	**35.2**	**3.7%**	**31.5**	**16.1%**	**104.9**	**91.4**	**14.7%**
managerial financial margin	23.9	22.6	5.6%	19.5	22.5%	67.6	56.9	18.7%
financial margin with clients	23.4	22.0	6.4%	17.6	33.0%	65.4	50.6	29.4%
financial margin with the market	0.5	0.6	-20.6%	1.9	-73.2%	2.2	6.4	-65.9%
commissions and fees	10.4	10.5	-0.8%	10.1	3.4%	30.7	28.9	6.3%
revenues from insurance	2.3	2.1	6.8%	1.9	17.3%	6.6	5.6	17.6%
cost of credit	**(8.0)**	**(7.5)**	**6.1%**	**(5.2)**	**52.7%**	**(22.5)**	**(14.0)**	**60.3%**
provision from loan losses	(8.3)	(7.8)	5.9%	(5.5)	49.8%	(23.1)	(14.8)	56.0%
impairment	0.2	0.2	-21.8%	0.0	651.5%	0.3	0.1	447.6%
discounts granted	(0.9)	(0.6)	35.5%	(0.6)	48.6%	(2.1)	(1.6)	30.9%
recovery of loans written off as losses	1.0	0.7	38.5%	0.9	15.9%	2.3	2.3	2.1%
retained claims	**(0.4)**	**(0.3)**	**22.3%**	**(0.4)**	**-1.3%**	**(1.1)**	**(1.3)**	**-10.4%**
other operating expenses	**(16.1)**	**(15.6)**	**3.7%**	**(14.8)**	**9.0%**	**(46.5)**	**(43.5)**	**6.9%**
non-interest expenses	(13.9)	(13.3)	4.7%	(12.8)	8.7%	(40.1)	(37.8)	5.9%
tax expenses and other	(2.2)	(2.3)	-2.5%	(2.0)	10.7%	(6.4)	(5.7)	13.9%
income before tax and minority interests	**12.0**	**11.8**	**1.8%**	**11.1**	**8.8%**	**34.7**	**32.6**	**6.4%**
income tax and social contribution	**(3.7)**	**(3.8)**	**-1.7%**	**(4.0)**	**-6.5%**	**(10.7)**	**(12.1)**	**-11.1%**
minority interests in subsidiaries	**(0.2)**	**(0.3)**	**-37.7%**	**(0.3)**	**-25.2%**	**(0.9)**	**(1.3)**	**-32.1%**
result from XP Inc. operations	**-**	**-**	**-**	**-**	**-**	**-**	**0.4**	**-**
recurring managerial result	**8.1**	**7.7**	**5.2%**	**6.8**	**19.2%**	**23.1**	**19.7**	**17.2%**

2022 guidance

	Consolidated	Brazil[1]	
total credit portfolio[2]	growth between 15.5% and 17.5%	growth between 19.0% and 21.0%	
financial margin with clients	growth between 25.0% and 27.0%	growth between 26.5% and 28.5%	
financial margin with the market	between R$1.0 bn and R$3.0 bn	between R$0.3 bn and R$2.3 bn	the hedge of the capital ratio with an impact of approximately R$2 billion
cost of credit[3]	between R$28.0 bn and R$31.0 bn	between R$26.0 bn and R$29.0 bn	
commissions and fees and results from insurance operations[4]	growth between 7.0% and 9.0%	growth between 7.5% and 9.5%	considers the adjusted 2021 result excluding participation in XP Inc.
non-interest expenses	growth between 3.0% and 7.0%	growth between 3.0% and 7.0%	efficiency ratio in Brazil below 40% in 4Q22. Core cost nominally stable in 2022
effective tax rate	tax rate between 30.0% and 33.0%	tax rate between 31.0% and 34.0%	
recurring managerial ROE	-	-	sustainable ROE around 20%
capital	-	-	tier I capital above risk appetite

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

business model

the allocation of principal capital (Common Equity Tier 1) in the bank's business was made at **12% until the first quarter of 2022 and at 11.5% from the second quarter of 2022 on**, according to our risk appetite.

in R$ billion

	9M22					9M21					Variation (9M22vs.9M21)				
	Total	Credit	Trading	Services & Insurance	Excess capital	Total	Credit	Trading	Services & Insurance	Excess capital	Total	Credit	Trading	Services & Insurance	Excess capital
Operation revenues	104.9	61.0	1.6	42.3	(0.1)	92.2	49.2	1.7	41.0	0.2	12.7	11.8	(0.1)	1.3	(0.2)
Managerial financial margin	67.6	49.8	1.6	16.2	(0.1)	56.9	39.7	1.7	15.4	0.2	10.6	10.1	(0.1)	0.9	(0.2)
Commissions and fees	30.7	11.2	0.0	19.5	-	29.6	9.6	0.0	20.1	-	1.1	1.7	0.0	(0.6)	-
Revenues from insurance[1]	6.6	-	-	6.6	-	5.6	-	-	5.6	-	1.0	-	-	1.0	-
Cost of credit	(22.5)	(22.5)	-	-	-	(14.0)	(14.0)	-	-	-	(8.5)	(8.5)	-	-	-
Retained claims	(1.1)	-	-	(1.1)	-	(1.3)	-	-	(1.3)	-	0.1	-	-	0.1	-
Non-interested expanses and other[2]	(47.4)	(24.6)	(0.5)	(22.3)	0.1	(44.8)	(22.4)	(0.6)	(21.9)	0.0	(2.6)	(2.3)	0.0	(0.4)	0.0
Recurring Managerial result	23.1	8.9	0.7	13.8	(0.3)	19.7	7.8	0.7	11.2	0.1	3.4	1.1	(0.1)	2.7	(0.3)
Average regulatory capital	149.3	103.3	3.4	46.7	(4.1)	138.3	82.7	2.6	47.8	5.2	11.0	20.6	0.9	(1.1)	(9.3)
Value creation	8.0	(1.3)	0.3	8.9	0.1	6.9	0.2	0.5	6.6	(0.4)	1.1	(1.4)	(0.2)	2.2	0.6
Recurring managerial ROE	20.7%	11.5%	25.7%	39.5%	8.9%	19.0%	12.5%	37.7%	31.1%	1.8%	1.6 p.p.	-1.0 p.p.	-12.0 p.p.	8.3 p.p.	7.1 p.p.

(1) Revenues from Insurance includes the Revenues from Insurance, Pension Plan and Premium Bonds Operations before Retained Claims and Selling Expenses. (2) Include Tax Expenses (ISS, PIS, COFINS and other), Insurance Selling Expenses and Minority Interests in Subsidiaries. Note: 9M21 results as originally disclosed.

Itaú Unibanco Holding S.A.

earnings review 3Q22

São Paulo, November 11th, 2022

Attachment 03



Itaú

3Q22 institutional Presentation

Itaú

_with 98 years of history, we are a full-service bank

market value[1]
US$52.6 bn

total assets[2]
BRL2,423 bn

recurring ROE[3]
21.0%

most valuable[4] Brazilian brand
BRL40.5 bn

100.4k employees
in Brazil and overseas

Great Place To Work.

LinkedIn Talent Awards WINNER Itaú

the best bank to work for in Brazil and winner of LinkedIn's Diversity award

(1) In 11/09/2022; (2) On September 30, 2022; (3) In 3Q22; (4) 2021 Interbrand Ranking

we are present in

18 countries

Country	Segments
Brazil	1 2 3 4
Argentina	1 2 4
Chile	1 2 3 4
Germany	1
Bahamas	1 3
Cayman	1 2 3
Colombia	1 4
Mexico	1
Panama	1 4
Spain	1
United States	1 2 3
France	1
Paraguay	1 2 3 4
Peru	1
Uruguay	1 4
United Kingdom	1 2
Portugal	1
Switzerland	3

(1) Corporate & Investment (2) Asset management (3) Private Banking (4) Ratail

main highlights	3Q22 Recurring Managerial Result (BRL million)	Loan Portfolio Sep/22[1] (BRL billion)	3Q22[2] ROE (%)	3Q22[3] Efficiency Ratio (%)
Brazil	7,435	900.3	21.6%	38.9%
América Latina	643	210.7	16.2%	58.4%

(1) Considers financial guarantees provided and private securities.
(2) Recurring Managerial ROE calculated by dividing Recurring Managerial Result by Shareholders' Equity.
(3) Reached by dividing Non-Interest Expenses by the sum of Managerial Financial Margin, Commissions and Fees, Result of Insurance, Pension Plan and Premium Bonds Operations and Tax Expenses (ISS, PIS, COFINS and Others).
Note: Latin America (ex-Brazil) Recurring Managerial Result information is presented in nominal currency.

with the most complete portfolio of products and services...


ItaúPrivateBank
Itaú BBA
Itaú BBA
Itaú BBA
Itaú Uniclass
Itaú
Itaú
Private Bank
>BRL10 million in total investment
Ultra
> BRL4 billion
Personnalité
>BRL15 k or >BRL250 k in total investments
Large
> BRL500 million up to BRL4 billion
Uniclass
>BRL4 k up to BRL15 k
Middle
> BRL50 million up to BRL500 million
Itaú branches
up to BRL4k
Very Small and Small Companies
up to BRL50 million
checking accounts
cards
pension plans
investments
mortgage
premium bonds
consórcio
insurance
vehicles

...and brands and partnerships to serve different profiles

some of our brands and partnerships

- personal credit
- payroll loans
- investment banking
- acquiring
- working capital

Individuals
Companies

The values mentioned above for individuals refer to monthly income and the values for companies refer to annual revenue, except when indicated

Corporate development

Pathway to accelerate our cultural and digital transformation


distribution channels
technology & people
products
Itaú
Carrefour
Azul
Edenred
Smiles
Instituto Ayrton Senna
PORTO SEGURO
FIAT
LATAM
ConectCar
magalu
credicard
Grupo Pão de Açúcar
Commercial partnerships
SAMSUNG
locaweb
PayPal
vivo
M&A and Joint Ventures
pravaler
ZUP
AVENUE
ideal
Orbia
TOTVS TECHFIN
Corporate venture capital
monkey
PAKETÁ CRÉDITO
TENCHI
digibee
liqi
SAKS

our clients choose how they want to be served

physical

3.8 k
branches

more than 43 k
ATMs

in Brazil and in our other Latin American[1] operations

remote

391 digital branches in Brazil

- WhatsApp
- email
- telephone
- chat

- click to human
- Bankline
- Mobile banking
  100% functionality in the app

the online account opening[2] flow grew 47% 9M22 x 9M21 and digital acquisition of products and services[3] increased 1.2x year-over-year

our retail footprint is constantly optimized for our clients' behavior and needs

∨ 19%
of physical branches in Brazil (3Q22 vs. 4Q18)

share

digital interactions[4]



71%
88%
92%
3Q20
3Q21
3Q22

[4] It considers total contracts, transfers and payments made in all channels, except for cash

we serve **clients** how, when and where **they want to**

(1) Argentina, Chile, Colombia, Paraguay and Uruguay, (2) for individuals; (3) It includes: unsecured loans, payroll loans, personalized credit, renegotiation, investments, funds, time deposits, savings accounts, pension plans, foreign exchange, premium bonds, credit card, *consórcio*, overdraft, card bill installment, vehicles and card protection, residential, travel, credit life insurance policies.

our ability to adapt, innovate and change has enabled us to get where we are now...

[click here for more info]

1924 – Casa Moreira Salles (Unibanco) opens the banking division in 1924 and the opening of Banco Central de Crédito (Itaú) in 1943

1960 – first credit and debit cards

1970 – one of the four top data processing centers in Brazil is set up

1979 – Itautec is created

1980 – banking automation begins

Technical Operations Center (CTO) is set up

1983 – first ATM in Brazil

1990 – first Internet providers

2000 – first bank with no physical branches in Brazil, the Banco1.net

2002 – new Brazilian Payment System is set up

mobile banking in Brazil

2002 – acquisition of BBA gives rise to the largest investment bank in Brazil

2007 – first iPhone is launched

2008 – merger of Banco Itaú and Unibanco creates Brazil's largest private bank

Itaú launches the first banking app

2012 – Itaú announces a BRL 11.1 billion investment in technology, innovation and client service

2014 – fintechs start to gain momentum

2019 – purchase of ZUP speeds up digital transformation

iti is launched

2020 – beyond banking (iPhone pra sempre) is launched

change in regulation (PIX and Open Finance)

- new client solutions developed
- checking account fees package optimization
- new products launched (íon)

2022 – latest initiatives in the corporate development*

- TOTVS
- Orbia
- Ideal
- Avenue

Itaú Shop is launched

Events in Brazil and in the world (dark grey)
Itaú Unibanco (orange)

*Pending regulatory approval

solid governance ensures business sustainability

Click here for more info

governance pillars

Decisions made jointly

Meritocracy-based management

Focus on performance and long-term value creation

family control, professional management and listed capital

IUPAR > **Family control** ensures a long-term vision

Itaú Unibanco Holding S.A.

Stockholders' Meeting > **Deliberates on significant topics**

Board of Directors > **Responsible for defining strategy** we have eight committees reporting directly to the Board of Directors

Fiscal Council

3 Effective Members
3 Alternate Members

12 members
2 Co-Chairmen
1 Vice Chairman
9 Members (5 independent)

8 committees

1. Audit
2. Compensation
3. Personnel
4. Strategy
5. Environmental, Social and Climate Responsibility
6. Related Parties
7. Risk and Capital Management
8. Nomination and Corporate Governance

Executive Committee > **Professional management for strategy and day-to-day execution**

12 members

Partners' program
long-term incentives

supported by our risk culture, we operate based on strict models

A three line-of-defense model: business areas have the primary responsibility for risk management, followed then by the risk department and at last by the audit area, reporting directly to the Board of Directors

Capital and Risk Management Committee

Monthly risk appetite monitoring

Board of Directors

Audit Committee

Discussion of metrics and the outcome of Risk Appetite, as well as the main risks factors

Internal Audit

3rd line of defense

Independent review of the activities developed by the institution

Itaú Unibanco Holding

Business departments

1st line of defense

Manages the risks generated, responsible for identifying, assessing, controlling and reporting

Risk department

2nd line of defense

Ensures that risks are managed and sustained on the principles of risk management:

- Risk appetite
- Policies
- Procedures
- Disseminating risk culture in business

risk appetite

Defines the nature and level of the risks acceptable to our organization, delimiting the conditions in which management will strive to maximize value creation, consisting of a four-layer structure:

(1) risk management principles
(2) board of Directors' statement
(3) risk and metrics dimensions
(4) coordinate the set of risk taking guidelines

It is monitored, discussed and reported periodically to the executive levels, Board of Directors and Audit Committee

Where is Risk Appetite inserted?


risk appetite
global limits
specific limits
authority levels and policies
Board of Directors
Executive Level

itubers culture

values that guide our cultural transformation journey

we_ put the client first

Itubers:
- are determined to wow the client
- innovate based on the client's needs
- always make things simple

we are_ driven by results

Itubers:
- are ambitious in their goals and efficient in their execution
- are committed to sustainable growth
- strive to make a positive impact on society

for us_ ethics are non-negotiable

we_ don't have all the answers

Itubers:
- are curious about the world and are always learning
- experiment, make mistakes, learn and improve
- use data intensively, to learn and to make better decisions

we_ value diversity

Itubers:
- are as diverse as our clients
- welcome different points of view
- stay true to who we are and express ourselves openly

we_ have each other's back

Itubers:
- trust in each other and are autonomous
- help each other and ask for help
- together, make one Itaú



cultural transformation to build a more efficient, simple and agile bank for our clients

1. client centricity

We want to be the benchmark in satisfaction, transforming our culture so that the client is at the center of everything.

Our actions and efforts are designed for our clients' satisfaction, a key metric for the entire organization.

2. digital transformation

Technology is the great enabler of this transformation, leveraging our commercial potential.

We invest tirelessly to find the best services and solutions for our clients.

3. efficiency

Key to be competitive in pricing and agile in customer service.

This ranges from internal process automation to new ways of interacting with customers.

4. growth

Expand the client base and intensify the relationship with our clients, in addition to offering solutions that go beyond traditional banking needs aiming to maximize the customer experience.

the client is at the center of everything we do

Our commitment:
to serve our clients where, when and how they want to be served

_Omnichannel

Access to the same type of service regardless of channel

_Phygital

Freedom to choose the type of relationship: we are a digital bank with the advantage of in-person service

Ituber Escuta

+700 k[1] calls

_ proactive contact to understand the client experience

ituber visita

+750[1] visits

_ connection between the leadership and frontline in the whole country on a remote basis

Papo de Cliente

+35 k[1] initiatives

_initiatives based on client feedback to improve their experience

products and services

_the most complete shelf in the Brazilian financial sector, using data to provide the best offer

_personal finance platform and an app that transformed the investment journey ((on)

satisfied clients create more value

Global **NPS**



+ 18 points
+ 20 points
+ 25 points
Sep/22 vs 2018
2022 vs 2018
2023 vs 2018

60% of business[2] at historicac highs

25% of business[2] above the excellence zone (+75 points)

_robust NPS measurement ecosystem

_measurement across all products, channels and segments. + 300 active surveys

_high volume of feedbacks that allows us to analyze satisfaction by different variables.

~4MM NPS feedbacks/year

[1] Last twelve months

[2] Segments, products or channels

technology enabling our clients to have the best service

focus on solving clients' issues quickly + cloud | artificial intelligence and machine learning | big data & analytics | agile management | communities > applying technologies to solve problems quickly and using data to develop products for a **better customer experience**

we work with multidisciplinary teams under the communities model that include members from the business, technology, operations, UX departments, among others.

Currently

18.3k employees

2,003 multidisciplinary teams

systems update

ambition

update and migrate around 50% of more than 3,700 services to the cloud by the end of 2022

_improved efficiency and speed in data structuring and use

_flexible and adaptable platform designed to evolve

agile delivery

partial results

improved by 777% our volume of implementations, which represents almost 9 times more than in 2018[1]

_our deliveries are aligned with our clients' needs

_our work models deliver outstanding outcomes

[1] 9M22 vs. 9M18

tech hub

Itaú + Cubo

Over 400 member startups, **57** large corporate partnerships and **9** hubs focused in diferent market segments.

_Cubo Conecta 22: Cubo Itaú's biggest event took place on 09/28 and connects promising founders to strategic players to generate business

_launched Cubo For Devs, a initiative to attract and select people for positions in technology in large companies such as Dasa, NTT Data and B3

_launched "BID ao Cubo", a initiative with BID Lab, which seeks to integrate the startup ecosystem in Latin America and the Caribbean (LAC) through an immersion program in the Brazilian market.

client centricity and digital transformation with efficiency gains

our commitment: developing and implementing structural efficiency gains initiatives

continuous investing in technology

2022 vs 2018

+ 2x solution development investments

- 41% infrastructure costs

strengthening culture

ongoing challenging activities and processes to seek efficiency gains

_goal

progressively reducing the bank's core costs in the coming five years

_>1,421 planned initiatives

reviewing, streamlining and optimizing processes, automating activities, using data and analytics

> 1,184 initiatives under implementation

we create value in a consistent way

non-interest expenses growing at a slower pace than inflation



46.9%
44.0%
45.4%
42.1%
38.9%
4.5%
0.0%
2.4%
-0.5%
-4.2%
-7.4%
1.8%
-7.7%
8.7%
1.4%
3Q2018
3Q2019
3Q2020
3Q2021
3Q2022
efficiency ratio - Brazil
non-interest expenses growth compared to the same period of the previous year - Brazil
non-interest expenses growth compared to the same period of the previous year (deflated by IPCA¹) - Brazil

[1] IPCA: Brazilian consumer price index

leadership in several business and growth opportunities

Mortgage

Ranked #1 among private banks

23% market share in Sep/22[1]

Demand for **30.7 million** new households by **2030**[2]

Housing deficit of **5.8 million**[3] in Brazil

Cards

Market leader

28.7% market share in revenue in Jun/22

The most complete shelf of cards

Growth estimated at 20% and share in household consumption at **52.9%** in **2022**
+6 p.p. vs 2020[4]

Agribusiness

Our credit portfolio grew over 35%, per year, in the last two years

Agribusiness **GDP** has doubled in ten years and represents **27%** of Brazil's GDP in 2021

From +3% to 5% growth in agribusiness GDP in **2022** vs 9.4% in 2021[5]

700 dedicated employees until the end of 2022

Vehicles

Ranked #3 in origination

11.5% market share in Sep/22[1]

Payroll Loans

12.8% market share in credit porfolio in Sep/22

Ranked #1 in private sector and INSS (Sep/22)[6]

with growth opportunities in the public sector

SMEs

#2 in Brazil[7]

Full ecosystem of products and services

[1]In origination; [2] Brazilian Association of Real State Developers (ABRAINC - Associação Brasileira de Incorporadoras Imobiliárias), 2020; [3] Fundação João Pinheiro, 2021. 2019 data; [4] Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços); [5] Agriculture and Lifestock confederation (CAN - Confederação da Agricultura e Pecuária do Brasil), 2021. Agribusiness GDP data in 2021 estimated by the entity; [6]Competitive comparisons are released quarterly; [7]IFData (Central Bank), Mar/22

leadership in several business and growth opportunities

rede

21.4%
market share in acquiring in Jun/22

#2 player

TPV in Brazil estimated at **BRL3.2 trillion** in **2022**[1] vs BRL2.6 trillion by 2021

Asset Management

Largest private asset manager in Latin America

11.4% market share in Sep/22[2]

14 times elected as best fund manager[3]
10 times in a row

Open platform with proprietary and third-party products

BRL2.7 trillion AUC

ion itaú — Investment experience integrated with Brokerage for account holders and soon for non-account holders.

Insurance

Potential growth in the sector

Complete portfolio with proprietary and third-party products

>20 products and services sold at our open platform and **>15** partners

revenue/GDP (%)



3.0
3.2
3.3
3.4
3.7
3.8
3.8
3.6
3.8
3.7
3.5
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021

Chile: 3.9 | South Korea: 11.5 EUA: 12.5

Sources: SUSEP and OECD

Investment Banking

13 consecutive years in the Top 5 in Brazil of M&A, DCM and ECM[4] (by Dealogic and Anbima)

Top 5 in M&A, DCM and ECM

In 3Q22, we advised 11 transactions in Brazil, totaling BRL21 billion in mergers and acquisitions

Total of BRL24.4 billion of generated volume and BRL17.5 billion in distributed volume in 3Q22 in Local Fixed Income

In 3Q22, we participated in 5 equity deals, totaling BRL1.3 billion

[1]Brazilian association of services and credit card companies (ABECS - Associação Brasileira das Empresas de Cartões de Crédito e Serviços); [2]ANBIMA Ranking; [3]By Guia de Fundos FGV
[4]Dealogic and Anbima rankings of volumes and operations. M&A, DCM and ECM correspond to "Mergers and Acquisitions", "Debt Capital Markets" and "Equity Capital Markets" respectively.

growth alongside innovation

new products, channels and services launched

client base

strength of client relationship

solutions offer

iti

relationship platform

a free of charge account for clients demanding simple products and services

19.8 million clients in Sep/22

íon Itaú

investment platform

Including global visualization of portfolios, with products from Itaú and peers, and digital and human interaction channels

1.2 million app downloads

> 530k clients with dedicated specialist service

Specialists with portfolio: 1,812

Itaú Meu Negócio

solutions platform

that goes beyond the banking needs of our clients

Itaú Shop

Marketplace and rewards solution integrated to the bank's apps, with a simple and safe payment experience, allowing up to 12 non-interest bearing monthly installments

new products and services

iPhone pra Sempre

Samsung no Itaú.

Inteligência Financeira

Beyond banking: an ecosystem of partnerships to serve all the needs of our clients

ESG initiatives integrated into business ensure the bank's sustainability

Click here for more info

strategy based on ten positive impact commitments



financial citizenship

To take care of people's financial health



inclusion and entrepreneurship

To support entrepreneurship to enhance social development



financing positive impact sectors +

To finance sectors of the economy that encourage social and environmental development



responsible investment

To offer products and services for a more sustainable economy



transparency in communication

To reinforce the transparency of our business beyond the financial results



inclusive management (employees)

To promote a diverse, inclusive and healthy work environment



ethics in relations and business

To maintain an ethical financial ecosystem



responsible management

To work with more ecoefficiency and good practices in our value chain



Amazon

To preserve and promote a positive impact in the region



private social investment

To reaffirm our pact with Brazilian society

ESG initiatives integrated into business ensure the bank's sustainability

Click here for more info

discover some of our initiatives

business

BRL244 billion consumed for sustainable development by sep/22 (61% of the target by 2025)

We raised R$1 billion in Green Instrument with clients and IFC to finance electric, hybrid and multi-fuel vehicles

We launched the iti Seu Negócio, for small entrepreneurs. It has a rent-free machine and yields 100% of the CDI

corporate behavior

We made a contract with Enel to supply 80% of the bank's units with renewable energy

We opened 50 vacancies exclusively for professionals with disabilities, for insurance consultant positions

accountability

We published the Integrated Annual Report, the 2021 ESG Report and an ESG spreadsheet with more than 600 sustainability metrics

Access all reports through the link

Country development

Cubo ESG and BID Lab will select startups from the North-Northeast for a training program focused on bioeconomy

solid results and sustainable value creation



19.4%
20.9%
24.1%
23.9%
20.3%
21.8%
21.9%
23.7%
14.5%
19.3%
19.7%
21.0%
15.3%
14.8%
16.0%
16.3%
17.0%
14.6%
14.0%
13.0%
12.9%
13.2%
13.0%
14.5%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
3Q21
3Q22
ROE
average cost of capital



BRL billion
Increase of
value creation up +10%
14.0
2.4
11.6
15.8
3.5
12.3
20.6
5.3
15.3
23.8
8.2
15.6
22.1
4.4
17.7
24.9
8.2
16.7
25.7
9.2
16.5
28.4
12.8
15.6
18.5
2.6
15.9
26.9
9.3
17.5
6.8
2.5
4.3
8.1
2.7
5.4
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
3Q21
3Q22
recurring managerial result
value creation
cost of capital

higher revenue with a cost discipline

financial margin with clients

3Q22
BRL23.4 bn

^ 6.4 % 3Q22 vs. 2Q22
^ 33.0 % 3Q22 vs. 3Q21

3Q18	3Q19	3Q20	3Q21
16.2	17.6	15.6	17.6

(BRL billion)

financial margin with the market

3Q22
BRL0.5 bn

v 20.6 % 3Q22 vs. 2Q22
v 73.2 % 3Q22 vs. 3Q21

3Q18	3Q19	3Q20	3Q21
1.3	1.5	1.4	2.0

(BRL billion)

cost of credit

3Q22
BRL8.0 bn

^ 6.1% 3Q22 vs. 2Q22
^ 52.7 % 3Q22 vs. 3Q21

3Q18	3Q19	3Q20	3Q21
3.3	4.5	6.3	5.2

(BRL billion)

commissions and insurance

3Q22
BRL12.3 bn

v 0.2 % 3Q22 vs. 2Q22
^ 5.9% 3Q22 vs. 3Q21

3Q18	3Q19	3Q20	3Q21
10.2	10.8	11.1	11.6

(BRL billion)

non-interest expenses

3Q22
BRL13.9 bn

^ 4.7 % 3Q22 vs. 2Q22
^ 8.7 % 3Q22 vs. 3Q21

3Q18	3Q19	3Q20	3Q21
12.6	12.8	12.7	12.8

(BRL billion)

recurring managerial result

3Q22
BRL8.1 bn

^ 5.2 % 3Q22 vs. 2Q22
^ 19.2 % 3Q22 vs. 3Q21

3Q18	3Q19	3Q20	3Q21
6.5	7.2	5.0	6.8

(BRL billion)

without overlooking risk management

credit portfolio[1]

Sep-22
BRL1,111 bn

^ 2.5 % Sep-22 vs. Jun-22 | ^ 15.5 % Sep-22 vs. Sep-21

654	703	847	962
Sep-18	Sep-19	Sep-20	Sep-21

(BRL billion)

90 days NPL

Sep-22
2.8%

^ 0.1 p.p. Sep-22 vs. Jun-22 | ^ 0.2 p.p. Sep-22 vs. Sep-21

2.9	2.9	2.2	2.6
Sep-18	Sep-19	Sep-20	Sep-21

(%)

15-90 days NPL

Sep-22
2.3%

^ 0.2 p.p. Sep-22 vs. Jun-22 | ^ 0.6 p.p. Sep-22 vs. Sep-21

2.6	2.3	1.9	1.7
Sep-18	Sep-19	Sep-20	Sep-21

(%)

coverage ratio

Sep-22
215%

˅ 3.0 p.p. Sep-22 vs. Jun-22 | ˅ 19.0 p.p. Sep-22 vs. Sep-21

235	208	339	234
Sep-18	Sep-19	Sep-20	Sep-21

(%)

funding[2]

Sep-22
BRL1,216 bn

^ 3.2% Sep-22 vs. Jun-22 | ^ 12.5% Sep-22 vs. Sep-21

697	737	1,039	1,081
Sep-18	Sep-19	Sep-20	Sep-21

(BRL billion)

LCR[3]

Sep-22
158.2%

^ 12.5 p.p. Sep-22 vs. Jun-22 | ˅ 12.9 p.p. Sep-22 vs. Sep-21

171	152	195	171
Sep-18	Sep-19	Sep-20	Sep-21

(%)

NSFR[4]

Sep-22
122.6%

^ 2.9 p.p. Sep-22 vs. Jun-22 | ^ 2.0 p.p. Sep-22 vs. Sep-21

-	118	124	121
Sep-18	Sep-19	Sep-20	Sep-21

(%)

tier I capital ratio

Sep-22
13.2%

^ 0.6 p.p. Sep-22 vs. Jun-22 | ^ 0.3 p.p. Sep-22 vs. Sep-21

14.8	14.1	12.4	12.9
Sep-18	Sep-19	Sep-20	Sep-21

(%)

[1] Includes financial guarantees provided and corporate securities. [2] Deposits + *Debentures* + Securities + Borrowings and Onlending. [3] LCR - Liquidity Coverage Ratio; [4] NSFR - Net Stable Funding Ratio.

capital structure suitable for carrying out our growth strategy



Basel ratio
15.8%
14.5%
14.5%
14.9%
14.7%
14.7%
13.9%
14.1%
14.7%
11.5%
10.3%
10.3%
10.6%
10.6%
11.0%
11.0%
11.5%
11.5%
2019
2020
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
Itaú Unibanco
Minimum required capital

diversified shareholders base with high liquidity

Free float* | Non-voting shares



26%
36%
38%
26%
39%
36%
19%
49%
32%
Brazilians B3
Foreigners B3
NYSE
3Q20
3Q21
3Q22

(*) Excluding controlling shareholders and treasury

4.8 billion
of shares

Daily average volume of shares traded (BRL million) – ITUB4



901
1,042
852
3Q20
3Q21
3Q22

458 k
direct shareholders in September 2022

we are listed at B3 and NYSE and make up top market indices

we are the **only Latin America bank making up the Dow Jones Sustainability Index** since it was launched

2022 guidance

	consolidated		Brazil[1]	
	previous	reviewed	previous	reviewed
total credit portfolio[2]	growing between 9.0% and 12.0%	growing between 15.5% and 17.5%	growing between 11.5% and 14.5%	growing between 19.0% and 21.0%
financial margin with clients	growing between 20.5% and 23.5%	growing between 25.0% and 27.0%	growing between 22.0% and 25.0%	growing between 26.5% and 28.5%
financial margin with the market	range from R$1.0 bn and R$3.0 bn	maintained	range from R$0.3 bn and R$2.3 bn	maintained
cost of credit[3]	range from R$25.0 bi and R$29,0 bn	range from R$28.0 bi and R$31.0 bn	range from R$23.0 bn and R$27.0 bn	range from R$26.0 bn and R$29.0 bn
commissions and fees and results from insurance operations[4]	growing between 3.5% and 6.5%	growing between 7.0% and 9.0%	growing between 4.0% and 7.0%	growing between 7.5% and 9.5%
non-interest expenses	range from 3.0% and 7.0%	maintained	range from 3.0% and 7.0%	maintained
effective tax rate	rate between 30.0% and 33.0%	maintained	rate between 31.0% and 34.0%	maintained

(1) Includes units abroad ex Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses

Itaú

Investor Relations

(11) 2794-3547 | ri@itau-unibanco.com.br | www.itau.com.br/ri